Pricing Sheet No. K162 (BAH 1282)
To the Underlying Supplement dated June 24, 2010,
Product Supplement No. AK-I dated November 25, 2009,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 200

Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 February 14, 2012
$7,210,000 Buffered Accelerated Return Equity Securities due August 17, 2015 Linked to the S&P 500® Index

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Principal Amount:	USD 7,210,000

Underlying:	Underlying S&P 500®Index	Ticker SPX <Index>	Initial Level 1350.50

Trade Date:	February 14, 2012
Issue Date:	Expected to be February 17, 2012
Valuation Date*:	August 12, 2015
Maturity Date*:	August 17, 2015
Offering Price:	$1,000 per security (100%)
Redemption Amount:	At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Initial Level:	As set forth in the table above.
Final Level:	The closing level of the Underlying on the Valuation Date.
Fixed Payment Percentage:	34.5%
Underlying Return:

•    If the Final Level is greater than or equal to 100% of the Initial Level, then the Underlying Return will equal the greater of: (i) the Fixed Payment Percentage and (ii) [Final Level –Initial Level]/Initial Level

•     If the Final Level is less than the Initial Level, but greater than or equal to 85% of the Initial Level, then the Underlying Return will equal 0%.

•     If the Final Level is less than 85% of the Initial Level, then the Underlying Return will equal:

[(Final Level – Initial Level) / Initial Level] + Buffer Amount

Buffer Amount:	15%
Calculation Agent:	Credit Suisse International
Selling Commission:	0.50%
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TMS7 and US22546TMS77

* The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. AK-I dated November 25, 2009, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.